13012438

SEC Mail Processing Section

2013

Washington DC 402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: One Amherst Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 East Brown Street, Suite 120
(No. and Street)

Birmingham (City) Michigan (State) 48009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Chandler (248) 642-5660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skillman Group, PLC
(Name – *if individual, state last, first, middle name*)

2150 Butterfield Drive, Suite 210, Troy (Address) (City) Michigan (State) 48084 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR - 1 2013
Washington DC 402

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/4/13

OATH OR AFFIRMATION

I, Charles E Chandler III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ONE AMHERST PARTNERS LLC, as of February 27, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Subscribed and sworn to by Charles Chandler before me on the 27th day of February, 2013.

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGGIE R. OLDENBURG
Notary Public, State of Michigan
County of Macomb
My Commission Expires June 23, 2018
Acting in the County of Oakland

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To Management and Members
One Amherst Partners, LLC
Birmingham, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by One Amherst Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating One Amherst Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

One Amherst Partners, LLC's management is responsible for One Amherst Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment required per Form SIPC-7 to the copy of the check issued by One Amherst Partners, LLC to Securities Investor Protection Corporation noting no exception.

2. Compared the total amounts on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared the adjustments reported in Form SIPC-7 to One Amherst Partners, LLC's Profit and Loss Statement for the year ended December 31, 2012 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct and examination, the objective of which would be the expressing of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely of the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Skillman Group PLC
Certified Public Accountants

February 27, 2013

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

One Amherst Partners, LLC

Financial Statements
Year Ended December 31, 2012

SKILLMAN GROUP, PLC

Certified Public Accountants and Business Advisors

One Amherst Partners, LLC

Financial Statements
Year Ended December 31, 2012

One Amherst Partners, LLC

Financial Statements
Year Ended December 31, 2012

One Amherst Partners, LLC

Contents

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report

To Management and Members
One Amherst Partners, LLC
Birmingham, Michigan

Report on the Financial Statements

We have audited the accompanying statement of financial condition of One Amherst Partners, LLC (a Michigan Corporation) as of December 31, 2012, and the related statement of income, members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluation the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of One Amherst Partners, LLC as of December 31, 2012 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in supplemental material is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Sullivan Bruyette PLC

Certified Public Accountants

February 27, 2013

One Amherst Partners, LLC

Statement of Financial Condition

December 31,		2012
Assets		
Current Assets		
Cash	$	1,036,833
Total Current Assets		1,036,833
Total Assets	$	1,036,833
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable - related party	$	18,102
Total Current Liabilities		18,102
Members' Equity		1,018,731
Total Liabilities and Members' Equity	$	1,036,833

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

One Amherst Partners, LLC

Statement of Income

Year Ended December 31,	2012
Revenue	**$ 2,505,833**
Expenses	
Registration costs	**26,604**
Wages	**19,594**
Rent	**6,055**
Telephone	**486**
IT consulting	**435**
Office supplies	**222**
Insurance	**122**
Equipment rental	**99**
Utilities	**34**
Postage and delivery	**24**
Delivery	**14**
Total Expenses	**53,689**
Net Income	**$ 2,452,144**

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

One Amherst Partners, LLC

Statement of Members' Equity

Balance, January 1, 2012	**$ 73,510**
Capital Contributions	**23,510**
Distributions	**(1,530,433)**
Net Income	**2,452,144**
Balance, December 31, 2012	**$ 1,018,731**

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

One Amherst Partners, LLC

Statement of Cash Flows

Year Ended December 31,	**2012**
Cash Flows From Operating Activities	
Net income	$ 2,452,144
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in cash due to changes in	
Prepaid expenses	906
Account payable - related party	18,102
Net Cash Provided By Operating Activities	2,471,152
Cash Flows From Financing Activities	
Capital contributions	23,510
Distributions	(1,530,433)
Net Cash Used In Financing Activities	(1,506,923)
Net Increase in Cash	964,229
Cash, beginning of year	72,604
Cash, end of year	$ 1,036,833

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

Nature of Operations	One Amherst Partners, LLC ("OAP" or the "Company") is registered with the U.S. Securities and Exchange Commission as a broker-dealer, and is a member of FINRA and SIPC. OAP is a wholly owned subsidiary of Amherst Capital Partners, LLC ("ACP"). The Company's customers are located primarily throughout the United States.
Basis of Accounting	The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.
Use of Estimates	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.
Cash	For purposes of reporting cash flows, cash includes cash on hand. The Company maintains its cash deposits with financial institutions, which are insured for up to $250,000 per group, by the U.S. Federal Deposit Insurance Corporation (FDIC). At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.
Major Customers	Total revenue for the year ended December 31, 2012 was from two customers.
Revenue Recognition	The Company recognizes revenue upon project completion.
Income Taxes	The Company is recognized as a partnership under the Internal Revenue Code. ACP includes the Company in its tax return. Accordingly, no federal income tax is recognized by the Company.

1. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) or $5,000, whichever is greater. At December 31, 2012, the Company had net capital of $1,018,731 which was $1,013,731 in excess of its required net capital of $5,000.

There was no difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2012.

2. Related Party Transactions

All of the Company's expenses are allocations from ACP. Related party expenses totaled $53,689 for the year ended December 31, 2012. As of December 31, 2012, the Company had an accounts payable to ACP in the amount of $18,102.

The Company paid distributions to ACP totaling $1,530,433 for the year ended December 31, 2012.

3. Exemption

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

4. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 27, 2013, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Supplemental Material

One Amherst Partners, LLC

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

Schedule I
As of December 31, 2012

Total Ownership Equity		
Members' Equity	$	1,018,731
Members' Equity Not Allowable for Net Capital		-
		1,018,731
Deductions - Non Allowable		-
Net Capital		1,018,731
Minimum Net Capital		5,000
Excess Net Capital	$	1,013,731

See Independent Auditors' Report

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17-A-5

To Management and Members
One Amherst Partners, LLC
Birmingham, Michigan

In planning and performing our audit of the financial statements of One Amherst Partners, LLC as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding an on our study, we believe that the Company's practices and procedures, as described in the second and third paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, members' the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stillson Group PLC
Certified Public Accountants

February 27, 2013